345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

March 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on January 18, 2022 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated February 14, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your disclosure on page 57 that you plan to expand to China in the future. Please disclose what products and/or services you plan to provide in China and whether you plan to use variable interest entities when conducting business in China.

Response: The Company acknowledges the Staff’s comment and has added disclosure throughout the Amendment, including on pages 68-69, 84-85, and 179.

2.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.

Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 12, 38, 89 and 132 of the Amendment.

3.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 12, 38, 89 and 132 of the Amendment.

4.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 12, 38, 89 and 132 of the Amendment.

5.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised disclosure to include sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities on pages 5, 24, 111-112, 160-161 and 282 of the Amendment.

6.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has added the analysis in a tabular format on pages 33 and 107 of the Amendment.

7.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has added the analysis in a tabular format on pages 33 and 107 of the Amendment.

8.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages 33, 89, 95-96 and 107 of the Amendment.

9.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: As disclosed on page 235 of the Amendment, the deferred underwriting fees which is contingent on the closing of the business combination will be reduced by two percent, or US$0.20 per unit, for each unit that is redeemed by shareholders in connection with the business combination. The Company acknowledges the Staff’s comment and has revised the disclosure to include the effective underwriting fee on a percentage basis for shares at each redemption level on page 235 of the Amendment.

10.	Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to any private placement contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 4 of the Amendment.

11.	We note you anticipate there will be 55,500,000 shares “to be issued as directed by TAG” in connection with the merger. In your response letter, please provide your analysis of why your proposed issuance of stock does not require registration under the Securities Act of 1933. State any exemption relied upon.

Response: TAG has confirmed with the Company that the Aggregate Stock Consideration will be issued to TAG. Since the issuance will be to the sole stockholder of TAG, the issuance will not involve a public offering and will be exempt from registration pursuant to Securities Act Section 4(a)(2).

The Company acknowledges the Staff’s comment and has revised disclosure throughout the Amendment, including on pages ii, 26, 28, 116, and 118 of the Amendment, to clarify that it plans to file a resale registration statement on Form S-1 for the distribution by TAG to certain beneficial shareholders of TAG of the AGBA Shares comprising the Aggregate Stock Consideration as soon as practicable. Following the closing of the Business Combination, the Post-Combination Company also intends to file a resale registration statement on Form S-1 to register the resale of the AGBA Shares comprising the Aggregate Stock Consideration by those certain beneficial shareholders of TAG.

12.	Please mark your proxy card as “Preliminary Copies” in accordance with Rule 14a- 6(e)(1).

Response: The Company acknowledges the Staff’s comment and has revised the proxy card accordingly.

13.	Please revise your summary and risk factor sections to disclose OnePlatform and TAG’s net losses for the most recent audited period, as well as your cumulative losses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 41 and 55 of the Amendment.

14.	Please clarify throughout the proxy statement if AGBA’s shareholders have already approved the extension to complete the business combination until May 16, 2022. In this regard we note your disclosure in the first risk factor on page 69 where you appear to state that such extension has already been approved. In other sections, however, you disclose that you are required to complete the business combination by February 16, 2022, “or May 16, 2022, if further extended.”

Response: The Company acknowledges Staff’s comment and has clarified throughout the Amendment that its shareholders have approved the extension so that the Company has up to May 16, 2022 to complete its business combination.

15.	We note your disclosure on page 233 that your Fourth Amended and Restated Memorandum and Articles of Association include a mandatory arbitration provision. Please describe the arbitration provision in the proxy statement and include the following disclosure:

●	the applicability of the provision to federal securities laws,
●	the risks of the provision or other impacts on shareholders,
●	any uncertainty about enforceability,
●	the impact on claims arising under other laws, and
●	whether or not the provision applies to purchasers in secondary transactions.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 99 and 284-285 of the Amendment.

16.	We note that Section 34 of the Fourth Amended and Restated Memorandum and Articles of Association is an exclusive forum provision with British Virgin Islands as an exclusive forum jurisdiction. Please revise the proxy statement to state clearly that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 99 and 284-285 of the Amendment.

Letter to Shareholders, page i

17.	We note your disclosure on the top of the letter to shareholders that “the registrant may not sell the securities described in the preliminary proxy statement until the registration statement filed with the Securities and Exchange Commission is declared effective.” Please advise if you plan to file a registration statement in connection with this merger transaction or remove this statement. In addition, we note your reference to “effectiveness of the registration statement” as a condition that must be satisfied to complete the business combination on pages 16 and 96, as well as the agreement between the parties to prepare a registration statement on Form S-1 discussed on page 22. Please advise or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has removed the statement in question. It has also revised disclosure throughout the Amendment, including on pages ii, 26, 28, 116 and 118 of the Amendment, to clarify that it plans to file a resale registration statement on Form S-1 for the distribution by TAG to certain beneficial shareholders of TAG of the AGBA Shares comprising the Aggregate Stock Consideration as soon as practicable. Following the closing of the Business Combination, the Post-Combination Company also intends to file a resale registration statement on Form S-1 to register the resale of the AGBA Shares comprising the Aggregate Stock Consideration by those certain beneficial shareholders of TAG.

18.	Please disclose prominently in the Letter to Shareholders and in one of the first Questions and Answers that TAG Holdings Limited (“TAG”) is not a Hong Kong operating company but a British Virgin Islands holding company with operations conducted by its subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 4 and 84-85 of the Amendment.

19.	Provide prominent disclosure here and in the Question and Answer Section about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your summary should address, but not necessarily be limited to, the risks highlighted in the letter to shareholders and in your Questions and Answers.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages iii and 10-11 of the Amendment.

20.	Clearly disclose how you will refer to the TAG’s holding company, subsidiaries, other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries or other entities.

Response: The Company acknowledges Staff’s comment and has amended the disclosure accordingly on page i of the Amendment. In addition, the Company has, where appropriate, clarified throughout the Amendment references to “TAG,” “TAG Business,” and other defined terms relating to the TAG Business and its subsidiaries to be specific about which entity or entities is referenced.

21.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between TAG, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages iii-iv and 40-41 of the Amendment.

Questions and Answers

Did the AGBA Board obtain a third-party valuation of fairness opinion, page 4

22.	Please revise here, as well as on pages 30 and 107, the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35-36, 91 and 128 to provide the basis for the board’s determination that it was not necessary to obtain a fairness opinion for the business combination.

Summary of the Proxy Statement, page 18

23.	In your summary of risk factors, disclose the risks that TAG’s corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the proxy statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 38-41, 42-43, 68, 72-76 of the Amendment.

24.	Disclose each permission or approval that TAG, its subsidiaries, or other entities are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether TAG, its subsidiaries, or other entities are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve TAG or its subsidiaries’ operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if TAG, its subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 38-41, 42-43, 72-76, and 189 of the Amendment.

25.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the TAG, its subsidiaries, and other entities, and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entities have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including its subsidiaries and/or other entities, to the parent company and U.S. investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages iii-iv and 40-41 of the Amendment.

26.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether TAG’s auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages iv, 11, 40 and 74-75 of the Amendment.

Pre-Business Combination Structure, page 26

27.	Please also show within the existing chart, or a separate chart, how TAG Holdings Limited, and the subsidiaries to be part of the post-business combination structure, are held by the Legacy Group, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the organizational chart on pages 30 and 170 to illustrate the shareholding arrangement between Convoy Global and TAG.

Post-Business Combination Structure and Impact on the Public Float, page 26

28.	Please revise the organizational chart of the post-business combination structure here and on page 89 to reflect the ownership percentage of AGBA’s current public shareholders, AGBA’s directors and officers, and “persons as directed by TAG.”

Response: The Company acknowledges the Staff’s comment and has revised the organizational chart on pages 32 and 111 to reflect the anticipated shareholding of the Post-Combination Company immediately following the Business Combination.

Risk Factors, page 44

29.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised disclosure accordingly on pages 90-91 and 277-278 of the Amendment.

30.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has identified the material risks and included disclosure in a new risk factor on page 93 of the Amendment.

Risk Factors Relating to the TAG Business, page 44

31.	Please add risk factor disclosure relating to the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 40 and 74-75 of the Amendment.

32.	Given the Chinese government’s significant oversight and discretion over the conduct of TAG’s business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 40 and 72-77 of the Amendment.

33.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts TAG’s business and to what extent it believes that it is compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company acknowledges the Staff’s comment and has added disclosure accordingly on pages 38-40 and 75-76 of the Amendment.

All of AGBA’s officers and directors own AGBA Shares, page 70

34.	Please revise the heading of the risk factor to state that AGBA’s officers and directors have a conflict of interest, not “may have a conflict of interests.” In addition, quantify the total amount AGBA’s officers and directors may lose if you do not complete the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 89 of the Amendment.

Conditions to Closing, page 96

35.	We note that one of the conditions to closing listed on page 97 is “AGBA having received duly executed legal opinion from B2B’s Hong Kong and BVI counsel and Fintech’s BVI counsel.” Please advise us about the subject matter of these opinions.

Response: The Company supplementally advises the Staff that these opinions are expected to be customary opinions on the companies’ due incorporation and issuance of capital stock under the laws of their respective jurisdictions.

Background of the Business Combination, page 100

36.	Please identify any targets other than TAG and include a description of any letters of intent or confidentiality agreements entered into with potential target companies, disclose any discussions relating to the assumptions underlying any target projections, and disclose whether there were any valuations or other material information about AGBA, TAG, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on page 124 of the Amendment.

Material Tax Consequences of the Business Combination, page 113

37.	We note that the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the merger. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised disclosure accordingly on pages 5-6, 26 and 93 of the Amendment.

Proposal No. 2 - the Amendment Proposal

Required Vote, page 118

38.	Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved. Please also include this information in your question and answer section.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 13 and 141 of the Amendment.

Proposal No. 6 - The Business Combination Adjournment Proposal, page 126

39.	Please disclose the quorum required and the voting threshold requirements for each proposal.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 137, 141, 144, 146, 149, and 150 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 136

40.	Please update these unaudited pro forma condensed combined financial statements included in your disclosure document to comply with Item 1010(b) of Regulation M-A and provide corresponding updated disclosures throughout your filing.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 159 to 167 of the Amendment.

Earnings Per Share, page 141

41.	Please disaggregate the Percent of shares owned by existing AGBA shareholders of 8.4% in connection with the Business Combination consistent with the related weighted average shares calculation, basic and diluted by holder, such as public, Sponsor and Founder.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on page 167 of the Amendment.

42.	You disclose that 1,150,000 of AGBA shares are held by founders. We also note on pages F-19 and F-44, that you disclose that these founder shares were issued to the sponsor. On page F-29 you reflect that ordinary shares of 225,000 to the founder were issued in a private placement and then on page F-31 you disclose 225,000 units were sold to the Sponsor. Please reconcile and revise your disclosures throughout the proxy to consistently disclose shares issued and held by each the founder, the sponsor and others.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 259, F-18 and F-20 of the Amendment.

Information About the TAG Business, page 142

43.	Please significantly revise this section to describe in detail each of your business lines, such as OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited (“Fintech”), B2B Business, healthcare and retail businesses. For each business line, disclose your major competitors, distribution channels, marketing activities, pricing models, clients or client groups.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Information about the TAG Business” section, starting on page 168, accordingly.

44.	Please expand your discussion of Segments of OPH: Insurance Brokerage Business, Asset Management Business, International Property Agency Business, Money Lending Business to more fully discuss products and services provided, customers and target markets that also aligns with your respective MD&A discussions and results beginning on page 178 and your segment notes on pages F-74 and F-105.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 171-178, 210-211, 214-215, F-56 and F-90 accordingly.

Digital Transformation, page 151

45.	Please provide a more detailed discussion of the digital transformation briefly mentioned in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 182 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TAG Business

Overview, page 175

46.	We note your disclosure here that the “TAG Business serves over 400,000 customers.” Please disclose how TAG defines “customers” and state the approximate number of active February customers as of a recent date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 169 and 205 accordingly.

Financial Condition, page 175

47.	Please provide a period-over-period balance sheet analysis for the periods presented that includes detail and disaggregation consistent with related activity presented in the notes to the combined consolidated financial statements of OnePlatform Holdings Limited and TAG Asia Capital Holdings Limited for the periods presented.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 208 and 209 of the Amendment.

B2B, page 176

48.	Please disclose Insurance Brokerage Business customers by product, such as life insurance, property-casualty insurance and mandatory provident fund and related revenues for the periods presented and explain changes in period-over-period changes in trends.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 210 and 214 of the Amendment.

49.	Please provide a rollforward of Assets under Management (“AUM”) to include beginning and ending balances, inflows and outflows by product; such as equity, fixed income and market appreciation and or depreciation for the periods presented.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on page 210 of the Amendment.

50.	You disclose that the Money Lending business does not charge prepayment penalties from its customers. We also note that you recognized an approximately 31% year-over-year decline in interest income for the period ending June 30, 2021 due to prepayments and that the Money Lending Business has continued to assess the market liquidity and impose a higher level of risk measures to approve new loans and therefore the addition of new loans is limited. Please expand your disclosure to more fully discuss the impact of these policies on this business.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on page 211 of the Amendment.

Liquidity and Capital Resources

Future Liquidity, page 184

51.	You disclose that for the years ended December 31, 2020 and 2019, the TAG Business incurred operating losses and that you financed the operations through the financial support by the Legacy Group and the sale of equity securities. The activity presented in the Note 8 – Short-Term and Long-Term Investments, net beginning on page F-101, does not reflect any sales of equity securities in 2020 or 2019. Based on review of the cash flow activity for the years ended December 31, 2020 and 2019 on page F-83, it appears operating losses were financed in part by an increase in Escrow liabilities and not the sale of equity securities. Please revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 216 of the Amendment.

Credit Risk, page 188

52.	You disclose that for accounts and loans receivable to minimize credit risk, the TAG Business requires collateral in form of right to securities. You also disclose on page 190, in your Allowance for Loan Losses discussion that management reviews estimates of the value of underlying collateral. Please reconcile these statements and revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 221 and 222 of the Amendment.

53.	Please disclose if you utilize internal risk ratings and the borrower credit quality indicators you evaluate as part of your loan approval process.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 221 and 222 of the Amendment.

Short-Term and Long-Term Investments, net, page 190

54.	Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 (“1940 Act”) with respect to whether TAG is an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by TAG are “investment securities” for the purposes of Section 3 of the 1940 Act, as well as identifying the percentage of the value of TAG’s total assets that are “investment securities.” We further note the disclosure on page 146 that Fintech manages an ensemble of investments. As part of your response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review.

Response: TAG is not an investment company within the meaning of Section 3 of the 1940 Act. Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “Forty Percent Test”). Section 3(a)(2) defines “investment securities” as any securities other than (i) government securities, (ii) securities issued by employees’ securities companies, or (iii) securities issued by majority-owned subsidiaries of the owner which themselves are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

As described in the Proxy Statement (and illustrated in the organizational charts presented on pages 31 and 171 thereof), TAG’s holdings consist of its interests in its two wholly-owned subsidiaries, OPH and Fintech. As detailed in the Proxy Statement, OPH is primarily engaged, through its direct and indirect subsidiaries (the “OPH Subsidiaries), in the business of providing business-to-business services across a range of financial products. As of December 31, 2021, only one OPH Subsidiary, Hong Kong Credit Corporation Limited (“HKCC”), owned material amounts of assets that could be deemed to constitute investment securities within the meaning of Section 3 of the 1940 Act.1 As such, we believe that HKCC could be deemed to be an investment company but for the exclusion in Section 3(c)(7).2 Accordingly, the interests in HKCC held by OnePlatform Credit Limited (“OCL”), the holding company that wholly owns HKCC, would constitute investment securities under an application of the Forty Percent Test to OCL. This same analysis would apply, in turn to Maxthree Limited (“Maxthree”), the holding company that wholly owns OCL.3 Each other OPH subsidiary “passes” the Forty Percent Test. Accordingly, OPH’s interests in Maxthree are the only investment securities owned by OPH.4 The total value of OPH’s interests in Maxthree as of December 31, 2021, calculated in accordance with Section 2(a)(41) of the 1940 Act, was approximately US$3.8 million, which constituted approximately 5.2% of the total value of OPH’s assets (exclusive of government securities and cash items). Accordingly, OPH does not meet the definition of an investment company.

As detailed in the Proxy Statement, Fintech holds interests in a number of investments in companies in which it holds minority positions. Because these interests are not issued by a majority-owned subsidiary of Fintech, they constitute investment securities for purposes of applying the Forty Percent Test to Fintech. Accordingly, Fintech could be deemed to be an investment company but for the exclusion in Section 3(c)(7) of the 1940 Act.5

[1]	These assets consist of loans held by HKCC in connection with its primary business of providing and arranging credit facilities for its clients and originating mortgages on residential, commercial, and industrial properties. Although loans are not listed in the definition of “security” in Section 2(a)(36) of the 1940 Act, in light of historical interpretative positions expressed by the staff of the Division of Investment Management, we have assumed, solely for the purposes of this analysis, that the loans held by HKCC would constitute securities and, therefore, investment securities within the meaning of Section 3(a)(2).

[2]	HKCC is not making, has not made and does not propose to make a public offering of its securities. In addition, all of the outstanding securities of HKCC are beneficially owned by persons that we reasonably believe to be qualified purchasers, as defined in Section 2(a)(51) of the 1940 Act.

[3]	Neither OCL nor Maxthree is making, has made or proposes to make a public offering of its securities, and all of the outstanding securities of OCL and Maxthree are beneficially owned by persons that we reasonably believe to be qualified purchasers, as defined in Section 2(a)(51) of the 1940 Act.

[4]	We have assumed, solely for the purpose of this analysis, that Maxthree would be an investment company but for the exclusion from that definition in Section 3(c)(7).

[5]	Fintech is not making, has not made and does not propose to make a public offering of its securities. In addition, all of the outstanding securities of Fintech are beneficially owned by persons that we reasonably believe to be qualified purchasers, as defined in Section 2(a)(51) of the 1940 Act. We have assumed, solely for the purpose of this analysis, that Fintech would be an investment company but for the exclusion from that definition in Section 3(c)(7).

Based on the foregoing, in applying the Forty Percent test to TAG, TAG’s interests in Fintech would constitute investment securities, and its interests in OPH would not constitute investment securities. The total value of TAG’s interests in Fintech as of December 31, 2021, calculated in accordance with Section 2(a)(41) of the 1940 Act, was approximately US$30 million, which constituted approximately 26% of the total value of TAG’s assets (exclusive of cash items and government securities). Accordingly, TAG does not meet the definition of an investment company in Section 3(a)(1)(C) of the 1940 Act.

We further note that none of TAG, OPH, or the OPH Subsidiaries holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. In addition, TAG is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, nor does TAG have any such certificates outstanding, within the meaning of Section 3(a)(1)(B) of the 1940 Act.

Contractual Obligations

Underwriting Agreement, page 200

55.	We note that a part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the IPO underwriter(s) that are contingent on completion of the business combination.

Response: The Company acknowledges the Staff’s comment and has added the disclosure of the aggregate fees payable to its IPO underwriters that are contingent on completion of the business combination on page 235 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AGBA

Off-Balance Sheet Arrangements, page 200

56.	We note your disclosure on page 200 that as of September 30, 2021 you do not participate in transactions with variable interest entities (“VIE”), and your disclosure on page 68 that your Post-Combination Company may come under increased scrutiny regarding your corporate structure and equity interests. Please revise your disclosure to clarify which developments are of concern regarding the Post-Combination Company, and specifically if VIEs will exist.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 68-69, 84-85, 179-180, and 221 of the Amendment.

Executive Compensation

Summary Compensation Table, page 214

57.	Please update the summary compensation table to include compensation for fiscal year 2021.

Response: The Company acknowledges the Staff’s comment and has updated the summary compensation table on page 253 of the Amendment to include compensation for fiscal year 2021.

Security Ownership of Certain Beneficial Owners and Management, page 218

58.	Please tell us how the beneficial ownership of 1,261,000 shares by AGBA Holdings Limited, defined as “Sponsor,” reconciles to the ordinary shares held by the “Sponsor” of 1,149,000 issued on February 22, 2019 and 225,000 Private Placement Units issued simultaneously with the IPO closing as disclosed on page 220.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages 259 of the Amendment.

Referral Agreement, page 225

59.	Please disclose the cash portion and the total value of consideration to be paid to Apex Twinkle Limited under the referral agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 264 of the Amendment.

Description of AGBA’s Securities Prior to the Business Combination, page 234

60.	It appears that the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. If true, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the sponsor will not be entitled to any anti-dilution adjustment to its ownership of AGBA Shares based on the latter’s additional financing activities.

61.	We note your disclosure here and on page 11 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 14 and 276 of the Amendment.

Index to Financial Statements, page F-1

62.	Please update these financial statements included in your disclosure document to comply with Item 1010(a) of Regulation M-A and provide corresponding updated disclosures throughout your filing.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-1 of the Amendment.

AGBA Acquisition Limited

Note 7 - Shareholder’s Equity, page F-44

63.	You disclose that on February 8, 2020, 636,890 units (including the same amount of ordinary shares underlying such units) were redeemed and then on November 10, 2021, 316,503 shares were redeemed. Based on review of the Rights Agreement - Exhibit 4.6 dated May 2019 to the 10-K/A for the fiscal year ended December 31, 2020, rights issued as a component of units issued do not appear to have redemption provisions. Further, we note on page 141 in the Pro Forma Earnings Per Share weighted average share calculations that all AGBA public rights originally issued are included compared to AGBA public shares, net of redemptions. Please reconcile these differences and clarify your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-22 of the Amendment.

OnePlatform Holding Limited and TAG Asia Capital Holdings Limited Note - 2 Summary of Significant Accounting Policies

Revenue Recognition, page F-89

64.	You disclose that recurring service asset management fees are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. Please disclose if your fee arrangements include a performance component and the circumstances under which your fixed percentage fees, before determined, could be subject to clawback.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-41 and F-74 of the Amendment.

Note - 5 Accounts Receivable, page F-98

65.	We note that your trade account receivables primary relate to your insurance brokerage and asset management business and that on page 188 in your discussion of credit risk you disclose that the TAG business conducts its business with creditworthy third parties and that receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Please disclose if you utilize internal risk ratings and the customer credit quality indicators you evaluate as part of your credit approval process to support no uncollectible accounts and or write-off activity for the periods presented. Additionally, reconcile your disclosure of no significant bad debts to no write-off activity and disclose if any outstanding accounts are 90 days past due.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-49 and F-82 of the Amendment.

Note - 6 Loans Receivable, Net, page F-99

66.	Please disaggregate your mortgage loans by type, such as residential, commercial and industrial. Refer to ASC 310-10-50-3.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-49 and F-82 of the Amendment.

67.	You disclose that you use internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all and that the internal risk grade system is based on experiences with similarly graded loans. Please enhance your disclosure to clarify the borrower credit quality indicators you utilize in your credit risk determination.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-51 and F-84 of the Amendment.

Note - 13 Related Party Balances and Transactions, page F-106

68.	We note that you invested in a related party corporate bond for $1,085,757. Please tell us and revise your disclosures accordingly, why this investment is not included in Note 13. Related Party Balances and Transactions.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-92 of the Amendment.

Note - 14 Concentrations of Risks, page F-108

69.	You disclose on page F-71 that the doubtful loan balance of $4,951,112 as of 12/2020 was subsequently recovered in full in July 2021. Please disclose if you have any customer concentration risk in your outstanding loan balances for the periods presented. Refer to ASC 275-10-50.

Response: The Company acknowledges the Staff’s comment and added disclosure accordingly on pages F-59 and F-93 of the Amendment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

cc: Gordon Lee